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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             _______________________

                                  SCHEDULE 13D

                             _______________________

                   Under the Securities Exchange Act of 1934


                       RAMTRON INTERNATIONAL CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   7519010
                                (CUSIP Number)

            NTC Liquidating Trust as defined in the Second Amended Plan of Reorganization for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM.

                   c/o David J. Beckman, Liquidating Trustee
                              Price Waterhouse LLP
                      200 East Randolph Drive, Suite 7600
                            Chicago, Illinois 60601
                                  312/540-1500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               August 31, 1997
                      (Date of Event which Requires Filing
                               of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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--------------------------------------------------------------------------------
      CUSIP No. 75190710

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      NTC Liquidating Trust as defined in the Second Amended Plan of Reorganization for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint
      Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM. (a)

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      00
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                                     [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Colorado
--------------------------------------------------------------------------------
                                         7      SOLE VOTING POWER
                                                                      7,715,411
              NUMBER OF          -----------------------------------------------
               SHARES                    8      SHARED VOTING POWER
            BENEFICIALLY                                                  0
              OWNED BY           -----------------------------------------------
                EACH                     9      SOLE DISPOSITIVE POWER
              REPORTING                                               7,715,411
               PERSON            -----------------------------------------------
                WITH                    10      SHARED DISPOSITIVE POWER
                                                                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      7,715,411
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        19.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      00
--------------------------------------------------------------------------------


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ITEM 1. SECURITY AND ISSUER

     This schedule relates to the common stock, par value $.01 per share (the "Common Stock"), of Ramtron International Corporation, a Delaware corporation ("Ramtron"). The principal executive offices of Ramtron are located at 1850 Ramtron Drive, Colorado Springs, CO 80921.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by the NTC Liquidating Trust as defined in the Second Amended Plan of Reorganization (the "Plan") for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM., a Colorado trust (the "NTC Liquidating Trust"), as the beneficial owner of 4,754,195 shares of Common Stock and the beneficial holder of Warrants for 2,961,216 shares of Common Stock.

     The United States Bankruptcy Court for the District of Colorado has confirmed the Second Amended Plan of Reorganization for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM (the "Plan"). Pursuant to the Plan and as of August 31, 1997 (the "Effective Date"), among other things, 4,754,195 shares of Common Stock in Ramtron have been transferred to the NTC Liquidating Trust. The Plan annexed as Exhibit 2 and the NTC Liquidating Trust Agreement annexed as Exhibit 3 are incorporated herein by reference.

     The principal business of the NTC Liquidating Trust is to liquidate assets for the benefit of holders of Allowed Claims, as defined in the Plan. The principal business address and address of the principal office of the NTC Liquidating Trust is David J. Beckman, Liquidating Trustee, c/o Price Waterhouse LLP, 200 East Randolph Drive, Suite 7600, Chicago, IL 60601. The beneficiaries of the NTC Liquidating Trust are listed on Exhibit 1 to this
Schedule 13D, subject to allowance of such entities' claims against the Debtor.

     The name, citizenship, business address, and present principal occupation of the Liquidating Trustee of the NTC Liquidating Trust are set forth on
Schedule I hereto and incorporated herein by reference.

     Neither the NTC Liquidating Trust nor the Liquidating Trustee listed on
Schedule I during the last five years (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Under the Plan, as described in Item 2, the NTC Liquidating Trust became entitled to receive 4,754,195 shares of Common Stock in Ramtron. In addition, under the Plan, the NTC Liquidating Trust became the holder of currently-exercisable Warrants at a price of $4.15 per share for 2,961,216 shares of Common Stock.

                                 Page 3 of 7

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ITEM 4. PURPOSE OF TRANSACTION

The NTC Liquidating Trust became entitled to receive 4,754,195 shares of Common Stock in the manner described in Item 3 above, and currently-exercisable variants for 2, 961, 216 shares of Common Stock. Except as described below, the NTC Liquidating Trust has no plans or proposals that would result in (1) the acquisition by any person of additional securities of Ramtron or the disposition of securities of Ramtron; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Ramtron or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of Ramtron or any of its subsidiaries; (4) any change in the present board of directors or management of Ramtron, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of Ramtron; (5) any material change in the present capitalization or dividend policy of Ramtron; (6) any other material change in the business or corporate structure of Ramtron; (7) changes in the charter, by-laws or instruments corresponding thereto of Ramtron, or other actions which may impede the acquisition of control of Ramtron by any person; (8) any class of securities of Ramtron being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) any class of equity securities of Ramtron becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (10) any action similar to any of those enumerated above. The NTC Liquidating Trust, however, reserves its right to change its plans or intentions at any time and to take any and all actions that it deems appropriate to maximize the value of its investment including, among other things, from time to time increasing or decreasing the number of shares of Common Stock by acquiring additional shares, or by disposing of all or a portion of the shares of Common Stock in open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The NTC Liquidating Trust intends to review its investment in Ramtron on a continuing basis and, depending upon the price and availability of Common Stock, subsequent developments affecting Ramtron, the general business and future prospects of Ramtron, other investment and business opportunities available to the NTC Liquidating Trust, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of its investment in Ramtron. Ultimately, the Liquidating Trustee will distribute proceeds of the Common Stock to the beneficiaries of the NTC Liquidating Trust.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The NTC Liquidating Trust beneficially owns 7,715,411 shares of Common Stock through its ownership of 4,754,195 shares of Common Stock (of which 703,317 shares are subject to a lien in favor of Union Bank of Switzerland), and currently-exercisable warrants for 2,961,216 shares of Common Stock. Such shares constitute approximately 19.3% of the 39,965,506 shares of Common Stock estimated to be outstanding as of the date of this Schedule 13D (includes 37,004,290 shares of Common Stock estimated to be outstanding as of the date of this Schedule 13D and 2,961,216 shares of Common Stock attributable to the warrants held by the NTC Liquidating Trust).

     (b) The NTC Liquidating Trust, through its ownership of 4,754,195 shares of Common Stock and certain Warrants, may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 7,715,411 shares of Common Stock.

     (c) During the past 60 days, the NTC Liquidating Trust has not effected any transactions relating to the Common Stock, except as described in Item 3.

     (d) Not applicable.

     (e) Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        TO SECURITIES OF THE ISSUER

     The trustee for the NTC Liquidating Trust is also the trustee for the Benton Liquidating Trust, an entity that owns 2,069,130 shares in Ramtron. Because the same trustee administers the NTC Liquidating Trust and the Benton Liquidating Trust, the two trusts could be considered a group for purposes of
Section 13d. The NTC Liquidating Trust, however, disclaims that it and the Benton Liquidating Trust are a group for purposes of Section 13d. Of the 4,754,195 shares of Common Stock owned by the NTC Liquidating Trust, 703,317 are subject to a lien in favor of Union Bank of Switzerland, as described in the Plan (Exhibit 2) and the NTC Liquidating Trust Agreement (Exhibit 3). The NTC Liquidating Trust does not have any contract, arrangement, understanding, or relationship with any other person with respect to any security of Ramtron, other than as described in this Schedule 13D or exhibits hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Exhibit No.  Description
-----------  -----------
    1.       List of beneficiaries of the NTC Liquidating Trust

    2. Second Amended Plan of Reorganization for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM.

    3.       NTC Liquidating Trust Agreement, as amended.

                                  * * * * *


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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  October 8, 1997

                                    NTC Liquidating Trust as defined in the
                                    Second Amended Plan of Reorganization for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM.


                                    By: /s/ David J. Beckman
                                        ---------------------------------------
                                        David J. Beckman, not individually, but
                                        solely as Liquidating Trustee


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                                   SCHEDULE I

           Certain Information Concerning the NTC Liquidating Trust

    The person named below is not a beneficial owner of any Common Stock.





David J. Beckman, Liquidating Trustee
U.S. Citizen
c/o Price Waterhouse LLP
200 East Randolph Drive, Suite 7600
Chicago, Illinois 60601
312/540-1500

Mr. Beckman is a Principal of Price Waterhouse LLP.


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